Exhibit (e)(14)

AMENDED AND RESTATED LUNCH AND CATERING AGREEMENT

THIS AMENDED AND RESTATED LUNCH AND CATERING AGREEMENT (this “Agreement”) is made as of the 1st day of January, 2011 by and between CF RESTAURANT ENTERPRISES LLC, a Delaware limited liability company (“CFRE”) and CALAMOS HOLDINGS LLC, a Delaware limited liability company (“Calamos”).

WITNESSETH:

WHEREAS, pursuant to that certain Lease dated August 1, 2005, Calamos is the tenant of certain premises located in the employee dining area on the concourse level within the 2020 Calamos Court office building annex, Naperville, Illinois (the “Dining Area”);

WHEREAS, the parties hereto entered into that certain Lunch and Catering Agreement dated February 13, 2006, whereby CFRE agreed to provide food service to Calamos; and

WHEREAS, the parties hereto desire to amend and restate said Lunch and Catering Agreement to extend the term and modify other provisions contained therein.

NOW THEREFORE, in consideration of the mutual covenants and conditions contained herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Calamos and CFRE agree as follows:

1.0	Scope of Services:

1.1 Calamos will utilize CFRE as an exclusive caterer to provide Calamos staff lunch service and as a non-exclusive caterer for functions to be served for Calamos in the Dining Area. Calamos will pay CFRE for catered functions at mutually agreed prices.

1.2 CFRE will serve lunch on Monday through Friday from 11:00 am to 2:00 pm every week except days when Calamos is closed for business or cancels lunch service in accordance with this Agreement (“Business Days”). At a minimum, Calamos shall be closed on those days observed as holidays by the New York Stock Exchange. Calamos has the right to cancel lunch service on days when it closes its offices early, in which case Calamos will provide CFRE with a minimum of 48 hours advance notice.

1.3 Calamos will provide all required tables, chairs, utilities and cleaning services for the seating area within the Dining Area. CFRE will provide cleaning services for the kitchen area within the Dining Area.

1.4 Notwithstanding the foregoing, CFRE will at all times during the term of this Agreement provide a complete meal for the $13 per meal price set forth below (excluding taxes), which shall include the following:

(a)	Soup du Jour;

(b)	Side Salad;

(c)	Dinner roll or bread;

(d)	Main Meal (one selection from any of the following options: Panini and/or Sandwich or specialty item, Pizza/Calzone, Entree Feature, Exhibition or Healthy Choice);

(e)	Beverage (water, soda, ice tea); and

(f)	Dessert.

1.5 In all cases, CFRE shall:

(a) provide all food, beverages (including liquor for catered events), linen, dinnerware, equipment, transportation and other goods and services needed to support the lunch service and catered functions;

(b) make all reasonable repairs and replacements of all kitchen and restaurant-related equipment and attendant infrastructure, including, without limitation, the cleaning of the grease trap and maintenance of the refrigeration system, unless loss or damage is deemed to have been caused by the sole negligence of Calamos;

(c) during Calamos staff lunch service and catered functions, provide prompt cleanup services on the premises in CFRE’s care and control, including immediate attention to spills on floors and tables and proper disposal of leftovers;

(d) place trash and garbage in heavy weight garbage bags and securely tie and drop off at designated areas for pick up by maintenance staff; and

(e) comply with all federal, state and local health or safety laws and regulations with respect to the services contracted.

2.0	Fees:

2.1 CFRE shall account for and charge, using a Calamos employee identification card scanner, Thirteen Dollars ($13) for each Calamos employee and/or guest utilizing the Dining Area on any given Business Day (each a “$13 Meal Total”). Calamos shall instruct its employees to swipe their employee identification cards each time through the line, and to swipe their cards separately for any guest taken through the line. Calamos shall pay to CFRE the aggregate of the $13 Meal Totals, plus any taxes thereon, upon receipt of an invoice from CFRE.

2.2 Calamos hereby guarantees CFRE that it will receive a minimum of $3,120 for each Business Day lunch is served (the “Minimum Daily Revenue”). If the aggregate of the $13 Meal Totals (before taxes) is less than the Minimum Daily Revenue on any given Business Day, then Calamos’ payment for that Business Day shall be equal to the Minimum Daily Revenue plus any taxes on the actual $13 Meal Totals charged.

2.3 CFRE may request an increase to the $13 Meal Total amount stated in Section 2.1 above by providing Calamos with a written request of such increase, together with evidence of the corresponding increases in the actual cost of the food or labor. Calamos shall not unreasonably withhold its consent to such increase. In no event will the $13 Meal Total increase by more than 8% in any given year.

3.0	Independent Contractors:

3.1 All of CFRE’s or its manager’s personnel or agents who are furnishing services to Calamos under this Agreement shall be deemed personnel of CFRE or said manager and shall not be deemed, for any purpose whatsoever, employees or agents of Calamos. CFRE shall perform all services as an independent contractor and shall discharge all of its obligations as such. No act performed or oral or written representations made by CFRE with respect to third parties shall be binding on Calamos.

4.0	Licenses, Permits, and Taxes:

4.1 CFRE shall secure, or cause its manager to secure, in its name and at its expense all federal, state and local licenses and permits required for operation of the food and beverage services as may be provided for herein, as well as pay all sales and excise taxes attributable to the services provided under this Agreement.

5.0	Insurance:

5.1 CFRE or its designated manager shall furnish and maintain in force during the term of this Agreement the following insurance:

(a) Workers’ Compensation, with Employer’s Liability limits of at least

$500,000.00 for each of the three coverage parts;

(b) Intentionally Deleted;

(c) Comprehensive general liability insurance insuring CFRE’s activities with respect to the Premises, with not less than $10,000,000 single limits as to death or bodily injury in any one occurrence and as to loss or damage to property;

(d) Commercial General Liability insurance with limits of no less than $1,000,000.00 per occurrence and $2,000,000.00 aggregate, plus a $2,000,000.00 Products Liability aggregate. Coverage must also include Blanket Contractual and Personal Injury;

(e) Business interruption insurance in an amount equal to all fees payable under this Agreement for a period of at least six (6) months commencing with the date of loss.

5.2 Insurance Certificates indicating at least the required minimum coverage shall be provided to Calamos prior to the award of this contract and throughout its term. These policies shall contain a clause requiring thirty (30) days written notice to Calamos before cancellation, reduction or other modification of coverage. Certificates of Insurance shall list Calamos as an additional insured on a primary and noncontributory basis.

5.3 CFRE’s or its manager’s Workers’ Compensation coverage must include a Waiver of Subrogation as respects certificate holder and their related entries.

6.0	Indemnification:

6.1 CFRE hereby agrees to defend, hold harmless, indemnify, release and forever discharge Calamos, its officers, directors, agents, employees, contractors, successors and assigns from and against any and all claims, demands, actions causes of action, judgments, suits and debts whatsoever including, but not limited to, claims for property damage, personal injury and death, which relate in any manner whatsoever to CFRE’s activities pursuant to this Agreement. Said indemnity shall include reasonable costs and legal fees incurred by Calamos in defense of any such claims, demands, actions, causes of action, judgments, suits and debts. CFRE further agrees to reimburse Calamos for the costs of restoring, repairing or replacing any damage to grounds, building, equipment and other property arising out of CFRE’s activities.

7.0	Term:

7.1 This Agreement becomes effective on the date hereof and shall remain in full force and effect and shall expire on December 31, 2011 at which time the contract will continue to automatically renew for additional one (1) year periods until either party terminates this Agreement for any reason by providing written notice to the other party thirty (30) days before the end of the initial term or any following renewal period.

8.0	Severability/Miscellaneous:

8.1 If any term or provision of this Agreement shall be declared invalid, illegal or unenforceable, the remaining terms and provisions shall not be affected thereby. This Agreement represents the entire understanding between the parties relating to the matters set forth herein. This Agreement shall be governed by the laws of the State of Illinois.

9.0	Independent Manager:

9.1 Calamos acknowledges and agrees that the obligations of CFRE may be passed through to a restaurant manager and that such restaurant manager shall be primarily responsible for compliance with the terms and conditions contained herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CALAMOS HOLDINGS LLC		CF RESTAURANT ENTERPRISES LLC

By: CALAMOS ASSET MANAGEMENT, INC., a Delaware corporation		By: CALAMOS PROPERTY HOLDINGS LLC, a Delaware limited liability company
Its: Manager		Its: Manager

By:		By:
Print Name:	James J. Boyne	Print Name:	Gerald J. Rixie
Its:	President-Distribution+Ops.	Its:	Chief Financial Officer

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